

07004156

ATES
NGE COMMISSION
.C. 20549

PJB 3/13

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 22183

## FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegheny Investments, Ltd.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Camp Horne Road, Suite 100
(No. and Street)

Pittsburgh (City) PA (State) 15237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Hohman (412) 367-3880
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horovitz, Rudoy & Roteman
(Name – *if individual, state last, first, middle name*)

436 Seventh Avenue, Kopper's Building, SixthFloor, Pittsburgh, PA 15219
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/14

## OATH OR AFFIRMATION

I, James D. Hohman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegheny Investments, Ltd., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Adele Breen, Notary Public
Ohio Twp., Allegheny County
My Commission Expires June 14, 2010
Member, Pennsylvania Association of Notaries

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HRR HOROVITZ RUDOY & ROTEMAN

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

# INDEPENDENT AUDITORS' REPORT

February 24, 2007

Board of Directors
Allegheny Investments, LTD.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Allegheny Investments, LTD. as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegheny Investments, LTD. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Horovitz, Rudoy & Roteman

Koppers Building, Sixth Floor • 436 Seventh Avenue • Pittsburgh, PA 15219-1853 • 412-391-2920 • Fax: 412-391-4703
E-mail: team@hrrcpa.com • www.hrrcpa.com

**ALLEGHENY INVESTMENTS, LTD.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2006**

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 1,828,894 |
| Broker deposit | | 50,000 |
| Receivables from noncustomers | | 1,006,179 |
| Furniture and fixtures - at cost, net of accumulated depreciation of $141,591 | | 55,808 |
| Investment | | 3,300 |
| Prepaid expenses and deposits | | 334,675 |
| **TOTAL ASSETS** | $ | 3,278,856 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | | | |
|---|---|---|---|---|
| LIABILITIES | | | | |
| Commissions payable | $ | 756,549 | | |
| Accounts payable | | 1,047 | | |
| Accounts payable - related party | | 733,788 | | |
| Accrued expenses | | 475,864 | | |
| Accrued corporate taxes | | 4,012 | | |
| TOTAL LIABILITIES | | | $ | 1,971,260 |
| STOCKHOLDERS' EQUITY | | | | |
| Common stock - voting; no par value; 25,000 shares authorized; 1,320 shares issued and 1,254 outstanding | | 33,750 | | |
| Paid-in capital | | 116,431 | | |
| Retained earnings | | 1,171,846 | | |
| Treasury stock , 66 shares at cost | | (14,431) | | |
| TOTAL STOCKHOLDERS' EQUITY | | | | 1,307,596 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | | | $ | 3,278,856 |

The accompanying notes are an integral part of the financial statements

**ALLEGHENY INVESTMENTS, LTD.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | Common Stock | Paid in Capital | Retained Earnings | Treasury Stock |
|---|---|---|---|---|
| Balance, beginning | $ 33,750 | $ 116,431 | $ 861,701 | $ (14,431) |
| Net income | - | - | 407,884 | - |
| Distributions | - | - | (97,739) | - |
| **Balance, ending** | $ 33,750 | $ 116,431 | $ 1,171,846 | $ (14,431) |

The accompanying notes are an integral
part of the financial statements

## ALLEGHENY INVESTMENTS, LTD.
## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| REVENUES | | |
| Commissions on securities | $ 388,212 | |
| Commissions on investment company shares | 9,822,704 | |
| Commissions on partnership interests | 889,577 | |
| Commissions on annuities | 970,364 | |
| Commissions - other | 940,820 | |
| Interest income | 82,677 | |
| TOTAL REVENUES | | $ 13,094,354 |
| EXPENSES | | |
| Salaries and other employment costs | 10,310,238 | |
| Other operating expenses | 2,374,885 | |
| TOTAL EXPENSES | | 12,685,123 |
| OTHER INCOME (EXPENSE) | | |
| Miscellaneous expense | | (1,347) |
| **NET INCOME** | | $ 407,884 |

The accompanying notes are an integral part of the financial statements

**ALLEGHENY INVESTMENTS, LTD.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | | |
|---|---|---|
| INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | | |
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Cash received from commissions | $ 12,848,763 | |
| Cash paid to suppliers and employees | (13,295,722) | |
| Interest received | 82,677 | |
| NET CASH USED BY OPERATING ACTIVITIES | | $ (364,282) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Cash distributions | | (97,739) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | | (462,021) |
| CASH AND CASH EQUIVALENTS - BEGINNING | | 2,290,915 |
| **CASH AND CASH EQUIVALENTS - ENDING** | | **$ 1,828,894** |

The accompanying notes are an integral
part of the financial statements

**ALLEGHENY INVESTMENTS, LTD.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | | |
|---|---|---|
| RECONCILIATION OF NET INCOME TO NET CASH USED BY OPERATING ACTIVITIES | | |
| NET INCOME | | $ 407,884 |
| ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED BY OPERATING ACTIVITIES | | |
| Depreciation | $ 15,063 | |
| CHANGES IN ASSETS AND LIABILITIES THAT PROVIDED (USED) CASH | | |
| Receivables | (161,567) | |
| Prepaid expenses and deposits | (269,936) | |
| Accounts payable | 479,924 | |
| Accrued liabilities | (835,650) | |
| TOTAL ADJUSTMENTS | | (772,166) |
| NET CASH USED BY OPERATING ACTIVITIES | | $ (364,282) |

The accompanying notes are an integral
part of the financial statements

## ALLEGHENY INVESTMENT, LTD.
## NOTES TO THE FINANCIAL STATEMENTS

### Note 1 - Summary of Operations and Significant Accounting Policies

Operations: Allegheny Investments, LTD., is a full-service broker\dealer firm, offering access to a wide range of financial products and services, and specializing in consumer-oriented financial planning.

Property, Plant and Equipment: Property, plant and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Depreciation and Amortization: Depreciation and amortization are calculated using straight line and various accelerated methods over the useful lives of the assets.

Assets and their economic lives or recovery periods are as follows:

| Assets | Economic Lives/Recovery Period |
|---|---|
| Office furniture and equipment | 3 - 10 years |

Depreciation expense for the year ended December 31, 2006 amounted to $15,063.

Cash Flows: For purposes of the statement of cash flows, the Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk: The Company's principal activities include sales of securities, real estate partnerships, annuities and insurance contracts with the majority of their clients located in the Western Pennsylvania Area. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivables From Noncustomers: Noncustomer receivables primarily consist of revenue due to the Company as a distributor for various investment and insurance products. The Company has reviewed the accounts receivable and management considers the balance at year end to be substantially collectible.

Advertising Costs: The Company's policy is to expense advertising costs in the year in which they occur. Advertising expense for the year ended December 31, 2006 amounted to $76,890.

### Note 2 - Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## ALLEGHENY INVESTMENT, LTD.
## NOTES TO THE FINANCIAL STATEMENTS

**Note 3 - Cash Reserve**

The Company has cash of approximately $25,000, which has been segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

**Note 4 - Income Taxes**

The Company, with the consent of its shareholders, has elected to have its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

**Note 5 - Profit Sharing Plan**

The Company has adopted a joint profit sharing plan under Section 401(k) of the Internal Revenue Code with the other member of its controlled group. All full-time employees are eligible for the plan, regardless of age or years of service. The Company contributed approximately $145,914 to the plan during the year ended December 31, 2006.

**Note 6 - Related Party Transactions**

The Company has a payable of $733,788 to an affiliated corporation for various expenses that have been allocated between the corporations based on calculations.

**Note 7 – Operating leases**

The Corporation and an affiliated corporation have also entered into a seven year and five month lease for the facilities it currently occupies. The total monthly rental is $0 for the first five months, $29,034 for the next three and half years, and $30,847 for the remaining three and half years. The Company's portion of these rental payments are $0 for the first five months, $24,679 for the next three and half years, and $26,220 for the remaining three and half years. Rent expense for the year ended December 31, 2006 amounted to $293,478.

The following is a schedule of future minimum rental payments required under the above lease as of December 31, 2006:

| | | |
|---|---|---|
| Year ending 2007 | $ | 298,904 |
| 2008 | $ | 298,904 |
| 2009 | $ | 302,837 |
| 2010 | $ | 314,636 |
| 2011 | $ | 314,636 |
| Thereafter | $ | 393,295 |

## ALLEGHENY INVESTMENT, LTD.
## NOTES TO THE FINANCIAL STATEMENTS

**Note 8 - Stockholders' Equity**

The Company has authorized 25,000 shares of class N non-voting common stock which has no par value. At December 31, 2006, no shares have been issued.

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the Company and then to the other stockholders at a price determined in accordance with the agreement. The agreement also requires that the Company redeem the shares owned by a stockholder upon death or disability.

**Note 9 - Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $495,814 which was $245,814 in excess of its required net capital of $250,000. The Company's net capital ratio was 3.96 to 1.

**Note 10 - Investment**

This security is not readily marketable, which means it is a security (a) for which there is no market on a securities exchange or no independent publicity quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, of conditions applicable to the securities or to the Company. The investment is recorded at cost.

**Note 11 - Litigation**

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been fully adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position of the Company. The Company has included a provision in the amount of $325,000 in the financial statements.

SUPPLEMENTARY INFORMATION

**ALLEGHENY INVESTMENTS, LTD.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2006**

**SCHEDULE I**

| | |
|---|---|
| NET CAPITAL | |
| Total stockholders' equity | $ 1,307,596 |
| Less: Non allowable assets | |
| Receivable from noncustomers | 417,934 |
| Furniture and equipment | 55,808 |
| Prepaid expenses | 334,675 |
| Investment | 3,300 |
| TOTAL NON ALLOWABLE ASSETS | 811,717 |
| NET CAPITAL BEFORE HAIRCUTS | 495,879 |
| Haircuts on trading and investments securities - other | (65) |
| NET CAPITAL | $ 495,814 |
| AGGREGATE INDEBTEDNESS | |
| Accounts payable, commissions payable and deposits | $ 1,971,260 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum net capital required | $ 131,424 |
| Minimum dollar net capital requirement | $ 250,000 |
| Net capital requirement | $ 250,000 |
| Excess net capital at 1500% | $ 364,391 |
| Excess net capital at 1000% | $ 298,679 |
| Excess net capital | $ 245,814 |
| Ratio: Aggregate indebtedness to net capital | 3.96 to 1 |

See accompanying accountants' report

## ALLEGHENY INVESTMENTS, LTD.
## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2006

**SCHEDULE II**

All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Name of clearing firms - National Financial Services

Allegheny Investments, Inc. is exempt from the reserve requirements under SEC Rule 15c3-3 under paragraph k2ii.

**ALLEGHENY INVESTMENTS, LTD.**
**RECONCILIATION OF AUDITED AND UNAUDITED COMPUTATIONS OF NET CAPITAL**
**PURSUANT TO RULE 15c3 1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2006**

**SCHEDULE III**

| | | |
|---|---|---|
| NET CAPITAL, AS REPORTED IN COMPANY'S UNAUDITED FOCUS REPORT (FORM X 17A 5, PART IIA) | $ | 579,479 |
| ADJUSTMENTS | | |
| Audit adjustments to receivables from non-customers | | 36,964 |
| Audit adjustments to record additional accruals | | (120,629) |
| AUDITED NET CAPITAL | $ | 495,814 |

See accompanying accountants' report

HORROVITZ RUDOY & ROTEMAN

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

February 24, 2007

Board of Directors
Allegheny Investments, LTD.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of Allegheny Investments, LTD. (the Company), for the year December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Koppers Building, Sixth Floor • 436 Seventh Avenue • Pittsburgh, PA 15219-1853 • 412-391-2920 • Fax: 412-391-4703
E-mail: team@hrrcpa.com • www.hrrcpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.



Horovitz, Rudoy & Roteman

END